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                              January 12, 2023

       David Hsu
       Chief Executive Officer
       SolarMax Technology, Inc.
       3080 12th Street
       Riverside, CA 92507

                                                        Re: SolarMax
Technology, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 23,
2022
                                                            File No. 333-266206

       Dear David Hsu:

               We have reviewed your amended registration statement and have the following comment.
       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 3 to registration statement on Form S-1

       Risk Factors, page 16

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a risk factor, separate from the more general risk factor beginning on
page 56, addressing the potential for rapid and substantial price volatility and any
known factors particular to your offering that may add to this risk and discuss the risks to
investors when investing in stock where the price is changing rapidly.
                                                        Clearly state that such
volatility, including any stock-run up, may be unrelated to your actual or expected
operating performance and financial condition or prospects, making it difficult for
prospective investors to assess the rapidly changing value of your stock.
 David Hsu
FirstName  LastNameDavid
SolarMax Technology, Inc. Hsu
Comapany
January 12,NameSolarMax
            2023          Technology, Inc.
January
Page 2 12, 2023 Page 2
FirstName LastName
        You may contact Ameen Hamady at (202) 5551-3891 or Jennifer Monick at
(202) 551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Alper at (202) 551-3329 or Pamela Long at (202) 551-3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Asher Levitsky